EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands, except ratios)

Three Months Ended
March 31, 2008

Income from continuing operations, less preferred distributions	$3,382
Interest expense (excludes amortization of deferred financing fees)	44,742
Earnings before debt service	$48,124

Interest expense (excludes amortization of deferred financing fees)	$44,742
Recurring principal amortization	2,340
Total debt service	$47,082

Ratio of earnings to debt service	1.02